SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.	TELE NORTE CELULAR PARTICIPAÇÕES S.A.
CNPJ: 02.558.118/0001-65	CNPJ: 02.558.154/0001-29

TELEMIG CELULAR PARTICIPAÇÕES S.A. AND TELE NORTE CELULAR
PARTICIPAÇÕES S.A. INFORM THE FOLLOWING:

TELEMIG CELULAR S.A. AND AMAZÔNIA CELULAR S.A. RECEIVE CONSENT
FROM MAJORITY OF NOTES FOR THEIR CONSENT SOLICITATION

(April 17, 2007) Telemig Celular S.A. (“Telemig”) and Amazônia Celular S.A. (“Amazônia”) announced today that they have received consents from the holders of a majority of outstanding 8.75% Telemig Notes due 2009 (the “Telemig Notes”) and 8.75% Amazônia Notes due 2009 (the “Amazônia Notes” and, together with the Telemig Notes, the “Notes”) to amend certain provisions of the indenture governing the Notes (the “Indenture”) to address the technical default under financial ratios caused by Amazônia’s recording of provisions with regard to contingent liabilities in connection with Imposto de Circulação de Mercadorias e Serviços taxes (“ICMS Provisions”) that are currently the subject of litigation with a few of the Brazilian states (the “Proposed Amendments”) and to waive (the “Proposed Waivers”) certain past defaults and events of default under the Indenture associated with the ICMS Provisions.

Telemig and Amazônia expect to provide a consent payment (the “Consent Payment”) for each consent properly delivered (and not revoked) prior to 5 p.m., New York City time, on April 16, 2007, of US$2.50 in cash for each US$1,000 principal amount of Notes and, together with the trustee under the Indenture, to execute a supplemental indenture to effect the Proposed Amendments and the Proposed Waivers, on April 17, 2007.

Telemig and Amazônia have engaged Merrill Lynch & Co. to act as solicitation agent in connection with the Consent Solicitation. Questions regarding the Consent Solicitation should be directed to Merrill Lynch & Co., Liability Management Group, at (888) ML4-TNDR (US toll-free) or (212) 449-4914. Requests for documentation in connection with the Consent Solicitation may be directed to Global Bondholders Services Corporation, the information agent for the Consent Solicitation, at (866) 873-6300 (US toll-free) or (212) 430-3774.

Telemig is the leading provider of cellular telecommunications services in the State of Minas Gerais in Brazil. Amazônia provides cellular telecommunications services in a region covering the States of Pará, Amazonas, Maranhão, Amapá, and Roraima in the north and northeast of Brazil.

This press release is not a solicitation of consents with respect to any securities. The Consent Solicitation is being made solely by the Consent Solicitation Statement dated March 30, 2007 (the “Statement”). The terms and conditions of the Consent Solicitation are described in the Consent Solicitation Statement, copies of which may be obtained from Global Bondholder Services Corporation.

This press release contains forward-looking statements. These include statements regarding our current expectations, intentions and projections about future events and financial trends affecting our business. These statements include, but are not limited to: trends affecting our business, financial condition, revenues, results of operations and prospects, any statements preceded by, followed by or that include the words “believes,” expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions, and other statements contained in the Statement regarding matters that are not historical facts. Because these statements are subject to uncertainty, actual results may differ materially from those expressed or implied by these forward-looking statements. Telemig Celular Participações S.A., the parent company of Telemig, and Tele Norte Celular Participações S.A., the parent company of Amazônia, are required to file annual and current reports and other information with the SEC. For further information on factors which could impact Telemig and Amazônia and the statements contained herein, please refer to these filings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.